CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD BE LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #6 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of September 29, 2022 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE AMENDED AND RESTATED CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021, an Amending Agreement No. 2 dated June 30, 2021, an Amending Agreement No. 3 dated September 28, 2021, an Amending Agreement No. 4 dated September 30, 2021 and an Amending Agreement No. 5 dated January 27, 2022 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Borrower has requested an temporary increase of the Credit Facility until January 31, 2023 and the Lenders have agreed to such request; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement as amended pursuant to Article 2 of this Agreement. 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT1 2.1 Section 1.1.11 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.11 “Applicable Margin” – means, at anytime other than during the Bulge Period, with respect to the Credit Facility, the annual nominal percentage rates set forth below opposite the applicable Level: [Redacted] 1 Additions shown in underlined/bold and removals shown in strikethrough.

- 3 - and; during the Bulge Period, with respect to the Credit Facility, the annual nominal percentage rates set forth below opposite the applicable Level: [Redacted] provided that, 1.1.11.1 Each Applicable Margin described above shall be determined quarterly on the basis of the Senior Debt to Adjusted EBITDA ratio of the Borrower, determined based on the latest quarterly financial statements and other information of the Borrower submitted to the Agent in accordance with Section 12.4.1, and each such Applicable Margin shall only become applicable twenty (20) days (such date, the “Rate Set Date”) following the date on which such quarterly financial statements and related Compliance Certificate together with the other financial statements hereunder required to be delivered to the Agent are submitted to, and approved by, the Agent pursuant to Section 12.4.1 (collectively, the “Financial Reporting Documents”); 1.1.11.2 Notwithstanding the above, as of the Rate Set Date relating to the Financial Reporting Documents delivered in respect of the fiscal quarter ending June 30, 2020 until the Rate Set Date relating to the Financial Reporting Documents delivered in respect of the fiscal quarter ending March 31, 2021, the Applicable Margin shall be at the annual nominal percentage rates set forth above opposite Level III and the Applicable Margin shall remain at the annual nominal percentage rates set forth above opposite Level III until the Borrower has complied with the financial covenants provided for in Section 12.2.2 for a period of one fiscal quarter after March 31, 2021; 1.1.11.3 if the Borrower fails to furnish to the Agent its financial statements and related Compliance Certificate on a timely basis in accordance with Section 12.4.1, the Applicable Margin shall be increased by 2%; 1.1.11.4 with respect to Prime Rate Advances, US Base Rate Advances and Letters of Credit which are outstanding on any date upon which an increased or reduced Applicable Margin comes into effect, the Borrower and the Agent shall make all appropriate adjustment payments between them to reflect such change; and 1.1.11.5 with respect to Bankers’ Acceptances and SOFR Loans which are outstanding on any date upon which an increased or reduced Applicable Margin comes into effect, the Borrower agrees that no

- 4 - modification to the Applicable Margin will be effected until the maturity date of such Bankers’ Acceptances or SOFR Loans.” 2.2 The following Section 1.1.29A is added after Section 1.1.29: “1.1.29A “Bulge Period” – means the period starting September 29, 2022 and ending, at the Borrower’s option, no earlier than December 31, 2022 and no later than January 31, 2023.” 2.3 Section 1.1.52 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.52 “Credit Facility” – means the committed revolving credit facility in the maximum amount of one hundred and twenty-five million CDollars (C$125,000,000) or the Equivalent Amount in USDollars, except for the Bulge Period where it should be increased to one hundred and forty million CDollars (C$140,000,000) or the Equivalent Amount in US Dollars, which the Lenders will make available to the Borrower pursuant to, and in accordance with the terms of, ARTICLE 3 and the other provisions of this Agreement.” 2.4 Notwithstanding the requirement to obtain account control agreement in respect of any bank accounts maintained or used by a US Obligor with a US financial institution as set forth in Section 12.1.11, the Lenders agree to waive such requirement for the bank accounts held by Datum Consulting Group, LLC with [Redacted] provided that such bank accounts are permanently closed by no later than December 31, 2022. In addition, the Lenders also agree to extend the delay provided for in such Section 12.1.11 for the bank accounts of Vitalyst, LLC to be transferred to [Redacted], which bank accounts shall be transferred by no later than December 31, 2022. 2.5 Schedule 1.1.169 (Total Commitment) of the Amended and Restated Credit Agreement is hereby deleted and replaced by the attached Schedule 1.1.169. ARTICLE 3 UPFRONT FEE 3.1 The Borrower acknowledges that the Lenders have earned an upfront fee in connection with this Agreement in the amount of [Redacted] payable pro rata between the Lenders and that such fee is fully earned upon signature of this Agreement, shall not be refundable for any reason whatsoever and shall be paid to the Agent upon signature of this Agreement. ARTICLE 4 EFFECTIVENESS AND CONDITIONS PRECEDENT 4.1 Conditions Precedent to Effectiveness of this Agreement This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel:

- 5 - 4.1.1 The Agent and the Lenders shall have received: (i) a signed copy of this Agreement; (ii) a signed copy of a resolution from the Borrower approving and authorizing the execution, delivery and performance of this Agreement; (iii) a certificate of a senior officer of the Borrower confirming the statements set forth in Section 11.2.2 of the Amended and Restated Credit Agreement; and (iv) all other information, certificate or document the Agent or the Lenders may require in respect of the Obligors and their respective Assets. 4.1.2 All amounts due and payable by the Borrower, including the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. ARTICLE 5 GENERAL PROVISIONS 5.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility, the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. 5.2 Continuance of Guarantee and Security. The parties acknowledge that it is not their intent to novate and agree that nothing herein or in the Loan Documents shall be construed as novating any obligations or security under the Loan Documents. By executing this Agreement, or by intervening to this Agreement, each of the Obligors acknowledges having taken cognizance of the foregoing and recognizes and confirms that (a) any existing Security Document is not affected or reduced by this Agreement, it remains in full force and effect and continue to guarantee and/or, as the case may be, secure, the indebtedness, liabilities and obligations of the Obligors (including all predecessors of the Obligors party to the Existing Security Documents) under the Amended and Restated Credit Agreement, as amended and restated hereby and (b) the indebtedness, liabilities and obligations of the Obligors under this Agreement constitute indebtedness, liabilities and obligations guaranteed and/or, as the case may be, secured under the existing Security Documents. 5.3 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.

- 6 - 5.4 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

- S1 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S2 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

- S3 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: VITALYST, LLC By: (s) Authorized Signing Officer Name: Title: DATUM CONSULTING GROUP, LLC By: (s) Authorized Signing Officer Name: Title:

- S4 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S5 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name Title: By: (s) Authorized Signing Officer Name: Title:

- S6 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

- S7 - Signature Page Amending Agreement #6 to ARCA Alithya Group Inc. BANK OF MONTREAL By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Schedule 1.1.169 Total Commitment Name Commitments and Participations outside of the Bulge Period Commitments and Participations during the Bulge Period 1. The Bank of Nova Scotia [Redacted] [Redacted] 2. Fédération des Caisses Desjardins du Québec [Redacted] [Redacted] 3. Bank of Montreal [Redacted] [Redacted]